Exhibit 10.2



ADM
DEFERRED COMPENSATION PLAN
FOR
SELECTED MANAGEMENT EMPLOYEES I

(As Amended Through January 1, 2009)

TABLE OF CONTENTS

**ADM
DEFERRED COMPENSATION PLAN
FOR
SELECTED MANAGEMENT EMPLOYEES I**

ARTICLE I

INTRODUCTION

1.1 **PLAN; PURPOSE.** The **ADM DEFERRED COMPENSATION PLAN FOR SELECTED MANAGEMENT EMPLOYEES I** is sponsored by the Company to attract high quality executives and to provide eligible executives with an opportunity to save on a pre-tax basis and accumulate tax-deferred earnings to achieve their financial goals.

1.2 **NON-QUALIFIED "TOP-HAT" PLAN.** The Plan is a "top-hat" plan – that is, an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of ERISA §§ 201(2), 301(a)(3) and 401(a)(1), and therefore is exempt from Parts 2, 3 and 4 of Title I of ERISA.

1.3 **PLAN DOCUMENT.** The Plan document consists of this document, any appendix to this document and any document that is expressly incorporated by reference into this document.

1.4 **EFFECTIVE DATE OF DOCUMENT.** The Plan (as stated in this document) is effective September 1, 2001.

1.5 **THE AMERICAN JOBS CREATION ACT OF 2004; PLAN FREEZE.**

1.5.1 <u>The Jobs Creation Act</u>. The American Jobs Creation Act of 2004 (the "Jobs Act") changed the income inclusion rules applicable to nonqualified deferred compensation plans. In response to the Jobs Act, the Plan is amended to freeze participation and future deferrals, with all deferrals after December 31, 2004, to be under the ADM Deferred Compensation Plan for Selected Management Employees II (the "Successor Plan"). The Company intends that the Accounts remaining under this Plan and attributable to deferrals on and prior to December 31, 2004, will qualify for "grandfathered" treatment under Code § 409A.

1.5.2 <u>Freeze</u>. Any contrary provision of this document notwithstanding, there will be no Active Participants under this Plan, and no deferrals or credits (other than Earnings Credits) will be added to any Participant's Account, after December 31, 2004, unless earned and vested by that date as determined under Code § 409A (deferrals and credits earned or vested after December 31, 2004, will be governed by the Successor Plan).

All other provisions of this document will remain effect and will govern Participant rights and obligations after December 31, 2004.

ARTICLE II

DEFINITIONS AND CONSTRUCTION

2.1 **DEFINITIONS.**

2.1.1 "<u>Account</u>" means the account established for a Participant pursuant to Article IV.

2.1.2 "<u>Administrator</u>" means the Company.

2.1.3 "<u>Affiliate</u>" means any corporation that is a member of the same controlled group as the Company as defined in Code § 414(b) or any business entity that is under common control with the Company as defined in Code § 414(c).

2.1.4 "<u>Annualized Base Salary</u>" means an individual's base salary from the Company and its Affiliates (excluding bonuses, incentive payments and other special compensation) expressed on an annual basis.

2.1.5   "Beneficiary" means a person or persons designated as such pursuant to Sec. 8.2

2.1.6   "Change in Control" means either:

    (a)   A person other than the Company or a subsidiary of the Company acquires beneficial ownership, directly or indirectly, of thirty-percent (30%) or more of the combined voting power of the Company's then outstanding securities entitled to vote generally in the election of directors ("Voting Securities"), provided that the following will not constitute a Change in Control under this subsection (a):

        (i)   Any acquisition directly from the Company;

        (ii)   Any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or one or more of its subsidiaries;

        (iii)   Any acquisition by any corporation with respect to which, immediately following such acquisition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the persons who were the beneficial owners, respectively, of the outstanding Company common stock and Voting Securities immediately prior to such acquisition in substantially the same proportions as their ownership, immediately prior to such acquisition, of the outstanding Company common stock and Voting Securities, as the case may be;

    (b)   Approval by the stockholders of the Company of (i) the complete dissolution or liquidation of the Company, or (ii) the sale or other disposition of all or substantially all of the assets of the Company (in one or a series of transactions), other than to a corporation with respect to which, immediately following such sale or other disposition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the persons who were the beneficial owners, respectively, of the outstanding Company common stock and Voting Securities immediately prior to such sale or other disposition in substantially the same proportions as their ownership, immediately prior to such sale or other disposition, of the outstanding Company common stock and Voting Securities, as the case may be;

    (c)   Approval by the stockholders of the Company of a reorganization, merger or consolidation of the Company (other than a merger or consolidation with a subsidiary of the Company) or a statutory exchange of outstanding Voting Securities of the Company, unless immediately following such reorganization, merger, consolidation or exchange, all or substantially all of the persons who were the beneficial owners, respectively, of the outstanding Company common stock and Voting Securities immediately prior to such reorganization, merger, consolidation or exchange beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger, consolidation or exchange in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, consolidation or exchange, of the outstanding Company common stock and Voting Securities, as the case may be; or

    (d)   A majority of the members of the Board of Directors of the Company are not Continuing Directors. For purposes of this subsection (d), "Continuing Directors" shall mean:

        (i)   Individuals who, on the effective date of this Plan as provided in Section 1.4, are directors of the Company,

<table>
<tr><td>(ii)</td><td>Individuals elected as directors of the Company subsequent to the effective date of this Plan for whose election proxies have been solicited by the Board of Directors of the Company, or</td></tr>
<tr><td>iii)</td><td>Any individual elected or appointed by the Board of Directors of the Company to fill a vacancy on the Board of Directors of the Company caused by death or resignation (but not by removal) or to fill a newly created directorship.</td></tr>
</table>

For purposes of this definition, a "person" means a person within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), "beneficial ownership" means beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act, and "subsidiary" of the Company means any entity of which securities or other ownership interests having general voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company.

2.1.7 "Code" means the Internal Revenue Code of 1986, as amended.

2.1.8 "Company" means Archer Daniels Midland Company and its successor and assigns.

2.1.9 "Company Match Credit" means the credit to the Account of a Participant pursuant to Section 3.3.

2.1.10 "Deferral Eligible Compensation" means an individual's base salary from the Company and its Affiliates, plus any bonus, incentive, or other payments the Company determines in its sole discretion to be eligible for a deferral election under Sec. 3.2.

2.1.11 "Disability" means eligibility to receive benefits under the Company's Long Term Disability Plan as in effect at the time of such Disability.

2.1.12 "Earnings Credit" means the gains and losses credited on the balance of an Account based on the choice made by the Participant (or Beneficiary after the death of the Participant) among the investment options made available by the Administrator.

2.1.13 "Eligible Executive" means an executive of the Company or a Participating Affiliate:

(a) Who is compensated on a salary basis;

(b) Who is selected by the Company to be eligible to participate in the Plan; and

(c) Whose Annualized Base Salary exceeds $175,000.

2.1.14 "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

2.1.15 "Financial Hardship" means a sudden and unexpected illness or accident of the Participant or his/her dependent's (as defined in Code § 152(a)), property casualty loss to the Participant, or other similar extraordinary and unforeseeable circumstances of the Participant arising as a result of events beyond the control of the Participant, which is not covered by insurance and may not be relieved by the liquidation of other assets provided that such liquidation would not cause a Financial Hardship, and which is determined to qualify as a Financial Hardship by the Administrator.

Cash needs arising from foreseeable events such as the purchase of a residence or education expenses for children will not, alone, be considered a Financial Hardship.

2.1.16 "Financial Hardship Withdrawal" means the distribution elected by the Participant pursuant to Section 6.3.

2.1.17 "Funding Event" means a Change in Control or a Potential Change in Control.

2.1.18 "Participant" means an executive who is enrolled in the Plan, or a current or former executive who is not enrolled but who has a balance remaining in his/her Account under the Plan. "Active Participant" means an executive who is enrolled in the Plan.

2.1.19 "<u>Participating Affiliate</u>" means any Affiliate (while it is such) which employs one or more Eligible Executives.

2.1.20 "<u>Plan Year</u>" means the calendar year, except that the first Plan Year will begin September 1, 2001 and end December 31, 2001.

2.1.21 "<u>Potential Change in Control</u>" means any of the following:

(a)   The commencement by any person of a tender or exchange offer or a proxy contest that would ultimately result in a Change in Control described in Sections 2.1.6(a) or (d).

(b)   The execution of a letter of intent, agreement in principle or definitive agreement by the Company that would ultimately result in a Change in Control.

(c)   The public announcement by any person of such person's intent to take or consider taking actions which, if consummated, would result in a Change in Control.

(d)   The adoption by the Board of Directors of the Company of a resolution to the effect that a Change in Control is imminent for purposes of this Plan.

If 1/3rd of the Participants, separately or together, provide a written statement to the Company that, in their good faith opinion, a Potential Change in Control has occurred, then a Potential Change in Control will be deemed to have occurred for purposes of this Plan unless the Company, within ten business days after such statement has been received from the Participants provides the Participants with an opinion of a nationally or regionally recognized law firm that a Potential Change in Control has not occurred for purposes of the Plan.

For purposes of this definition, a "person" means a person within the meaning of Sections 13(d) and 14(d) of the Exchange Act.

2.1.22 "<u>Retirement</u>" means Termination of Employment on or after the date on which the Participant:

(a)   Attains age sixty-five (65) (referred to as "<u>Normal Retirement</u>"); or

(b)   Has both attained age fifty-five (55) and completed at least five (5) Years of Service (referred to as "<u>Early Retirement</u>").

2.1.23 "<u>Scheduled Withdrawal</u>" means the distribution elected by the Participant pursuant to Section 6.1

2.1.24 "<u>Spouse</u>" means a person of the opposite sex to whom the Participant is legally married (including a common-law spouse in any state that recognizes common-law marriage).

2.1.25 "<u>Termination of Employment</u>" means resignation, discharge, retirement, death or the happening of any other event or circumstance that results in the severance of the employer-employee relationship with the Company and all Affiliates. A Termination of Employment will not be deemed to have occurred upon the occurrence of a Disability until the Participant either:

(a)   Ceases to be eligible for benefits under the Company's Long-Term Disability Plan (and assuming he/she does not then return to active employment with the Company or an Affiliate), except that:

(1)   The Administrator may, in its sole discretion, deem a Termination of Employment for purposes of the Plan to have occurred prior to the above date and thus allow for the commencement of benefits to the Participant; or

(2)   The Participant may elect to have a Disability constitute a Termination of Employment for purposes of the Plan provided that such election is received by the Administrator at least thirteen (13) months prior to the Disability.

An election under paragraph (2) must be made on such form, and in accordance with such rules, as may be prescribed for this purpose by the Administrator.

(b)   Satisfies the requirements for Retirement.

2.1.26   "Trustee" means the trustee of the trust established pursuant to Section 9.2.

2.1.27   "Unscheduled Withdrawal" means a distribution elected by the Participant pursuant to Section 6.2.

2.1.28   "Valuation Date" means each day on which trading occurs on the New York Stock Exchange.

2.1.29   "Withdrawal Penalty" means the ten percent (10%) penalty deducted from an Account as a result of an Unscheduled Withdrawal, or as a result of a change in the form of distribution within thirteen (13) months prior to Termination of Employment.

2.1.30   "Years of Service" means the cumulative consecutive years of continuous full-time employment with the Company or an Affiliate (while it is such), beginning on the date the Participant first began service with the Company or an Affiliate (while it is such), and counting each anniversary thereof.

2.2   **CHOICE OF LAW.** The Plan will be governed by the laws of the State of Illinois to the extent that such laws are not preempted by the laws of the United States. All controversies, disputes, and claims arising hereunder must be submitted to the United States District Court for the Central District of Illinois.

ARTICLE III

PARTICIPATION AND CONTRIBUTION CREDITS

3.1   **PARTICIPATION.**

3.1.1   Selection by Board of Directors. The Company will select the executives of the Company and Participating Affiliates who will be eligible to participate in the Plan from among those whose Annualized Base Salary exceeds $175,000.

3.1.2   Enrollment. An Eligible Executive will be allowed to enroll in the Plan as of the first day of the month that coincides with or next follows the date thirty (30) days after he/she is notified of eligibility for the Plan. Thereafter, an Eligible Executive may elect to enroll for a Plan Year during the enrollment period established by the Administrator for such Plan Year, which enrollment period will be a period of at least thirty (30) days that precedes the start of the Plan Year.

Enrollment must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances authorized by the Administrator).

3.1.3   End of Eligibility. An Eligible Employee may continue to participate in the Plan for so long as the Plan remains in effect and he/she remains an Eligible Employee.

3.2   **ELECTIVE DEFERRAL CREDITS.**

3.2.1   Elective Deferral Credits. Elective Deferral Credits will be made for each payroll period on behalf of each Active Participant who has enrolled in the Plan and who thereby elects to have his/her Deferral Eligible Compensation reduced in order to receive Elective Deferral Credits. The Elective Deferral Credits for a payroll period will be given on or as soon as administratively practicable after the payroll date for such payroll period in an amount equal the amount of the reduction in Deferral Eligible Compensation.

An Eligible Executive may elect to reduce his/her Deferral Eligible Compensation for a payroll period by any whole percent, but not less than five percent (5%) or more than seventy-five percent (75%) (or such other minimum and/or maximum as the Company determines in its sole discretion to be appropriate for any bonus or other incentive payment that is eligible for a deferral election). An election (or the modification or revocation of an election) must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances authorized by the Administrator). An election must be made as part of enrollment described in Section 3.1.2. and must specify the Subaccount(s) to which the Elective Deferrals are to be credited pursuant to Section 4.1.1.

3.2.2   <u>Elections are Irrevocable</u>. An election will be "evergreen" – that is, it will apply with respect to the Plan Year (or the remaining portion thereof) to which it relates and to subsequent Plan Years until changed or revoked by the Participant during an open enrollment period, or changed or revoked during the Plan Year as provided under this Section. An election will be irrevocable throughout the Plan Year; except that:

(a)   Elective Deferrals will automatically stop during the Plan Year:

(i)   If the Participant receives a hardship withdrawal prior to age 59½ from his/her Before-Tax Contribution Account under the ADM 401(k) Plan for Salaried Employees;

(ii)   If the Participant receives an Unscheduled Withdrawal or Financial Hardship Withdrawal;

(iii)   Upon the occurrence of a Disability.

(iv)   Upon Termination of Employment.

(b)   The Administrator may, in its sole discretion, allow a Participant to reduce or stop his/her Elective Deferrals during the Plan as necessary to alleviate a Financial Hardship.

(c)   The Administrator may, in its sole discretion, allow a Participant who has had a material increase in his/her Annualized Base Salary during the Plan Year as a result of a change in job position with the Company or Participating Affiliate to change his/her election with respect to the remaining portion of the Plan Year, subject to the limits specified in Sec. 3.2.1. Any such change in election will be effective as soon as administratively practicable after the new election is made, and will not apply retroactively to any payroll period that has started prior to the date the new election is made.

3.2.3   <u>Limits</u>. The Administrator may, in its sole discretion, limit the minimum or maximum amount of Elective Deferrals that are allowed under the Plan by any Participant or any group of Participants.

3.3   COMPANY MATCHING CREDITS. Company Matching Credits will be made for each Plan Year on behalf of each Participant who receives Elective Deferrals Credits for such Plan Year, who has made the maximum permissible elective deferrals under the ADM 401(k) Plan for Salaried Employees, and whose employer matching contributions under the ADM Employee Stock Ownership Plan for Salaried Employees ("Salaried ESOP") are reduced because of the reduction in Base Pay resulting from an election under this Plan. The Company Matching Credits for a Plan Year will be given on or as soon as administratively practicable after the first business day of the next Plan Year in an amount equal to the difference between the amount of the employer matching contributions that would have been made under the Salaried ESOP if his/her Base Pay had not been reduced as a result of the election under this Plan (disregarding the impact such additional matching contributions would have had on the nondiscrimination test under Code § 401(m)), and the actual amount of employer matching contributions made under the Salaried ESOP for the Plan Year.

ARTICLE IV

ACCOUNTS AND INVESTMENT ADJUSTMENTS

4.1 **ACCOUNTS.**

4.1.1 Types of Subaccounts. The following Subaccounts will be maintained under the Plan as part of the Account of each Participant:

(a) "Subaccount A – Retirement Subaccount" to reflect Elective Deferral Credits which the Participant directs be credited to this Subaccount.

(b) "Subaccount B – Scheduled Withdrawal Subaccount" to reflect Elective Deferral Credits which the Participant directs be credited to this Subaccount.

(c) "Subaccount C – Scheduled Withdrawal Subaccount" to reflect Elective Deferral Credits which the Participant directs be credited to this Subaccount.

(d) "Subaccount D – Company Contribution Subaccount" to reflect Company Matching Credits.

Additional Subaccounts may also be maintained if considered appropriate by the Administrator in the administration of the Plan.

4.1.2 Balance of Accounts. A Subaccount will have a cash balance expressed in United States Dollars.

4.1.3 Accounts for Bookkeeping Only. Accounts and Subaccounts are for bookkeeping purposes only and the maintenance of Accounts and Subaccounts will not require any segregation of assets of the Company or any Participating Affiliate. Except as provided in Section 9.2, neither the Company nor any Participating Affiliate will have any obligation whatsoever to set aside funds for the Plan or for the benefit of any Participant or Beneficiary, and no Participant or Beneficiary will have any rights to any amounts that may be set aside other than the rights of an unsecured general creditor of the Company or Participating Affiliate that employs (or employed) the Participant.

4.2 **VALUATION OF ACCOUNTS.**

4.2.1 Daily Adjustments. Accounts will be adjusted from time to time as follows:

(a) Elective Deferral and Company Matching Credits. Elective Deferral Credits and Company Matching Credits will be added to the balance of the appropriate Subaccount as of the dates specified in Sections 3.2 and 3.3.

(b) Earnings Credits. Earnings Credits will be added to (or subtracted) from the balance of the Subaccount as of each Valuation Date as provided in Section 4.3.

(e) Withdrawals and Distributions. The withdrawals and distributions made from a Subaccount will be subtracted from the balance of the Subaccount as of the date the withdrawal or distribution is made from the Plan.

4.2.2 Processing Transactions Involving Accounts. Accounts shall be adjusted to reflect Elective Deferral Credits, Company Matching Credits, Earnings Credits, distributions and other transactions as provided in Section 4.2.1. However, all information necessary to properly reflect a given transaction in an Account may not be immediately available, in which case the transaction will be reflected in the Account when such information is received and processed. Further, the Administrator reserves the right to delay the processing of any Elective Deferral Credit, Company Matching Credit, Earnings Credit, distribution or other transaction for any legitimate business reason (including, but not limited to, failure of systems or computer programs, failure of the means of the transmission of data, force majeure, the failure of a service provider to timely receive net asset values or prices, or to correct for its errors or omissions or the errors or omissions of any service provider).

4.3   EARNINGS CREDITS.

4.3.1   Adjustment to Reflect Earnings Credits. Accounts will be adjusted (increased or decreased) as of each Valuation Date to reflect Earnings Credits as determined under Section 4.3.2.

4.3.2   Earnings Credits. The Administrator will establish a procedure by which a Participant (or Beneficiary following the death of a Participant) may elect to have his/her Earnings Credits determined based the performance of one or more investment options deemed to be available under the Plan. The Administrator, in its sole discretion, will determine the investment options that will be available as benchmarks for determining the Earnings Credit, which may include mutual funds, common or commingled investment funds or any other investment option deemed appropriate by the Administrator. The Administrator may at any time and from time to time add to or remove from the investment options deemed to be available under the Plan.

A Participant (or Beneficiary following the death of the Participant) will be allowed on a hypothetical basis to direct the investment of his/her Account among the investment options available under the Plan. Hypothetical investment directions may be given with such frequency as is deemed appropriate by the Administrator, and must be made in such percentage or dollar increments, in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances so authorized by the Administrator). If an investment option has a loss, the Earnings Credit attributable to such investment option will serve to reduce the Account; similarly, if an investment option has a gain, the Earnings Credit attributable to such investment option will serve to increase the Account. If the Participant fails to elect an investment option, the Earnings Credit will be based on a money market investment option or such other investment option as may be selected for this purpose by the Administrator.

4.3.3   Hypothetical Investments. All investment directions of a Participant or Beneficiary will be on a "hypothetical" basis for the sole purpose of establishing the Earnings Credit for his/her Account – that is, the Account will be adjusted for Earnings Credits as if the Account were invested pursuant to the investment directions of the Participant or Beneficiary, but actual investments need not be made pursuant to such directions. However, the Administrator, in its sole discretion and without any obligation, may direct that investments be made per the investment directions of Participants and Beneficiaries in order to hedge the liability of the Company and Participating Affiliates.

4.4   STATEMENTS. The Administrator may cause benefit statements to be issued from time to time advising Participants and Beneficiaries of the status of their Accounts, but it is not required to issue benefit statements and the issuance of such benefit statements (and any errors that may be reflected on benefit statements) will not in any way alter or affect the rights of Participants with respect to the Plan.

<center>

ARTICLE V

VESTING

</center>

A Participant at all times will have a fully vested interest in his/her Account under the Plan.

<center>

ARTICLE VI

WITHDRAWALS WHILE EMPLOYED

</center>

6.1   SCHEDULED WITHDRAWALS

6.1.1   Scheduled Withdrawal Subaccounts. A Participant may direct that up to two Scheduled Withdrawal Subaccounts – Accounts B and C – be maintained under the Plan. When a Participant directs that a Scheduled Withdrawal Account be established, he/she also must select:

(a)   The Plan Year during which distribution is to be made (or distributions are to commence) with respect to such Subaccount, provided that such Plan Year must not be before the third

(3rd) Plan Year following the enrollment period in which the Participant directs that the Scheduled Withdrawal Subaccount be established under the Plan; and

(b)   The distribution method with respect to each such Subaccount, which may be either a lump-sum or annual installments over a period that does not exceed four (4) years.

An election as to the time and method of distribution from a Scheduled Withdrawal Subaccount will be irrevocable. For so long as a Participant has two Scheduled Withdrawal Subaccounts, he/she may not elect to establish another until full distribution has been made from a Scheduled Withdrawal Subaccount.

6.1.2   <u>Scheduled Withdrawal Election Procedures</u>. A election to establish a Scheduled Withdrawal Account must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances authorized by the Administrator).

A Participant may direct that Elective Deferrals Credits be added to a Scheduled Withdrawal Account and may change such election during any annual enrollment period. Such an election will be irrevocable for the Plan Year. Elective Deferral Credits cannot, however, be added to a Scheduled Withdrawal Account in the Plan Year in which distribution is to be made (or distributions are to start) from a Scheduled Withdrawal Account.

6.1.3   <u>Scheduled Withdrawals</u>. Distributions will be made to the Participant from a Scheduled Withdrawal Subaccount at the time and in the manner selected by the Participant with respect to such Subaccount. Payments will start no later than the last day of January of the Plan Year selected by the Participant unless preceded by Termination of Employment. In the event of Termination of Employment for any reason prior to completion of all payments elected with respect to a Scheduled Withdrawal Subaccount, the balance of the Scheduled Withdrawal Subaccount will be paid in the form provided in Article VII. In the event such Termination of Employment is as a result of the Participant's death, the Scheduled Withdrawal will be paid as provided Article VIII.

6.2   **Unscheduled Withdrawals.**

6.2.1   <u>Unscheduled Withdrawals</u>. A Participant may make an Unscheduled Withdrawal at any time of an amount not less than twenty-five percent (25%) of the balance of his/her Account. Such withdrawal will be paid as soon as administratively practicable after the withdrawal request is received by the Administrator.

A Participant may make only one Unscheduled Withdrawal in any Plan Year. If a Participant elects to make an Unscheduled Withdrawal of seventy-five percent (75%) or more of the balance of the Account, he/she will be deemed to have elected to receive the entire balance of the Account.

The Elective Deferrals of the Participant will automatically stop in the event of an Unscheduled Withdrawal, and the Participant will not be allowed to again enroll until the first day of the second Plan Year following the date of the Unscheduled Withdrawal.

6.2.2   <u>Withdrawal Penalty</u>. A Withdrawal Penalty will be permanently deducted from the balance of the Account in the event of an Unscheduled Withdrawal. The Withdrawal Penalty will be in an amount equal to:

(a)   Five percent (5%) of the amount of the withdrawal if the withdrawal occurs within twenty-four (24) months following a Change in Control; or

(b)   Otherwise, ten percent (10%) of the amount of the withdrawal.

An Unscheduled Withdrawal and Withdrawal Penalty will be deemed to have been drawn on a pro-rata basis from the various investments of the Account.

6.3   **FINANCIAL HARDSHIP WITHDRAWAL.** A Participant may make a Financial Hardship Withdrawal from his/her Account in the event of a Financial Hardship. Such withdrawal will be paid as soon as administratively practicable after the withdrawal request is received and the Administrator, in its sole discretion, has determined that the Participant has a Financial Hardship.

The Elective Deferrals of the Participant will automatically stop in the event of a Financial Hardship Withdrawal, and the Participant will not be allowed to again enroll until the first day of the second Plan Year following the date of the Financial Hardship Withdrawal.


ARTICLE VII

DISTRIBUTIONS AFTER TERMINATION


7.1   **BENEFIT ON TERMINATION OF EMPLOYMENT.** A Participant will be eligible to receive a distribution of the full balance of his/her Account following his/her Termination of Employment in accordance with the terms of this Article.

7.2   **TIME AND FORM OF DISTRIBUTION.**

7.2.1   Time of Distribution. A distribution will be made (or installment distributions will commence if available and elected) as soon as administratively practicable after either of the following dates as elected by the Participant:

    (a)   Termination of Employment; or

    (b)   January 1st next following Termination of Employment.

7.2.2   Form of Distribution. A distribution will be made in the following form:

    (a)   Retirement or Disability. In the case of Retirement or Disability, a distribution will be made in either of the following forms as elected by the Participant:

        (1)   A single-sum distribution of the full balance of his/her Account; or

        (2)   Each monthly installment will equal one-twelfth ($1/12$th) of an annual amount determined by dividing the balance of the Account as of the last Valuation Date prior to the date on which the installments are to commence (and each anniversary of such date) by the number of years remaining in the installment period elected by the Participant. Each monthly installment will equal one-twelfth ($1/12$th) of an annual amount determined by dividing the balance of the Account as of the last day of the Plan Year prior to the Plan Year in which the installment is to be paid by the number of years remaining in the installment period elected by the Participant.

            The Account will continue to be adjusted for Earnings Credits during the installment payout period; thus, if the balance in the Account as of the last scheduled monthly payment exceeds the scheduled monthly payment because of positive Earnings Credits, the full balance of the Account will be paid to the Participant, and if the balance of the Account is not sufficient to pay all scheduled monthly payments because of negative Earnings Credits, the number of monthly payments (and the amount of the final monthly payment) will be reduced accordingly. However, with respect to the final year of the installment payout period, the Administrator in its sole discretion may direct that full payment of the balance of the Account be made to the Participant in lieu of continued installment payments from the Plan.

        (3)   A combination of (1) and (2).

    (b)   Other Terminations. In the case of a Termination of Employment other than Retirement or Disability, a distribution will be in the form of a single-sum distribution of the full balance of his/her Account. However, the Administrator may, in its sole discretion, elect to make a distribution in the form of annual installments over a period of up to three (3) years.

7.2.3   Distribution Election Procedures. A distribution election as to time and form must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances authorized by the Administrator).

A distribution election will be effective only if it is received by the Administrator at least thirteen (13) months prior to Termination of Employment. However, a Participant may elect to have a distribution election take effect less than thirteen (13) months prior to Termination of Employment subject to a Withdrawal Penalty of ten percent (10%) of the pre-penalty balance of his/her Account.

7.2.4 <u>Default Elections</u>. If a Participant fails to file a timely election as to the time of distribution, the distribution will be made as soon as administratively practicable after Termination of Employment. If a Participant fails to file a timely election as to the form of distribution in the event of a Retirement or Disability, the distribution will be made in a series of annual or monthly installments, at the discretion of the Administrator, over a period of ten (10) years.

7.3 CASH-OUT OF SMALL ACCOUNTS. Notwithstanding any contrary provision, if the balance of a Participant's Account does not exceed one-hundred thousand dollars ($100,000) at Termination of Employment, the Administrator may, in its sole discretion, elect to pay the full balance of the Account to the Participant is full settlement of all benefits due under the Plan.

7.4 VALUATION OF ACCOUNTS FOLLOWING TERMINATION OF EMPLOYMENT. An Account will continue to be credited with Earnings Credits in accordance with Article IV until it is paid in full to the Participant or Beneficiary.

ARTICLE VIII

DISTRIBUTIONS AFTER DEATH

8.1 SURVIVOR BENEFITS.

8.1.1 <u>Survivor Benefits</u>. If a Participant dies prior to the full distribution of his/her Account, his/her Bene-ficiary will be entitled to a survivor benefit under the Plan.

8.1.2 <u>Time of Distribution</u>. The survivor benefit will be paid on or as soon as administratively practicable after the Administrator determines that a survivor benefit is payable under the Plan – that is, the date the Administrator is provided with the documentation reasonably necessary to establish the fact of death of the Participant and the identity and entitlement of the Beneficiary.

8.1.3 <u>Form of Distribution</u>. The survivor benefit will be paid in one of the following forms as elected by the Participant:

(1) A single-sum distribution of the full balance (or full remaining balance) of the Participant's Account; or

(2) A series of monthly installments over a period of one (1) to five (5) years as elected by the Participant. Each monthly installment will equal one-twelfth $(1/12^{th})$ of an annual amount determined by dividing the balance of the Account as of the last Valuation Date prior to the date on which the installments are to commence (and each anniversary of such date) by the number of years remaining in the installment period elected by the Participant.

The Account will continue to be adjusted for Earnings Credits during the installment payout period; thus, if the balance in the Account as of the last scheduled monthly payment exceeds the scheduled monthly payment because of positive Earnings Credits, the full balance of the Account will be paid to the Beneficiary, and if the balance of the Account is not sufficient to pay all scheduled monthly payments because of negative Earnings Credits, the number of monthly payments (and the amount of the final monthly payment) will be reduced accordingly. However, with respect to the final year of the installment payout period, the Administrator in its sole discretion may direct that full payment of the balance of the Account be made to the Beneficiary in lieu of continued installment payments from the Plan.

(3)   A combination of (1) and (2).

Notwithstanding the above, if the Participant dies while he/she is receiving installments under Section 7.2.2(a), such installments will continue to his/her Beneficiary over the same period such benefits would have been paid to the Participant. However, the Administrator may, in its sole discretion, elect to pay the survivor benefit in a single lump sum payment in an amount equal to the remaining balance in the Account in full satisfaction of the benefit otherwise payable under the Plan.

8.1.4   Distribution Election Procedures. A distribution form election must be made in such manner and in accordance with such rules as may be prescribed for this purpose by the Administrator (including by means of a voice response or other electronic system under circumstances authorized by the Administrator).

A distribution form election will be effective only if it is received by the Administrator at least thirteen (13) months prior to the death of the Participant.

8.1.5   Default Elections. If a Participant fails to file a timely election as to the form of distribution to his/her Beneficiary, the distribution will be made in a single lump-sum payment, unless the Participant dies while he/she is receiving installments under Section 7.2.2(a), in which case such installments will continue to his/her Beneficiary over the same period such benefits would have been paid to the Participant, subject to acceleration to a lump-sum at the discretion of the Administrator.

8.2   BENEFICIARY DESIGNATION.

8.2.1   General Rule. A Participant may designate any person (natural or otherwise, including a trust) as his/her Beneficiary to receive any balance remaining in his/her Account when he/she dies, and may change or revoke a designation previously made without the consent of any Beneficiary.

8.2.2   Special Requirements for Married Participants. If a Participant has a Spouse at the time of death, such Spouse will be his/her Beneficiary unless the Spouse has consented in writing to the designation of a different Beneficiary. Consent of a Spouse will be deemed to have been obtained if it is established to the satisfaction of the Administrator that such consent cannot be obtained because the Spouse cannot be located. A consent by a Spouse will be effective only with respect to such Spouse, and cannot be revoked. A Beneficiary designation that has received spousal consent cannot be changed without spousal consent.

A Beneficiary designation will be automatically revoked upon marriage (other than common law marriage) of a Participant unless the new Spouse was designated as Beneficiary. Further, if a Spouse is designated as Beneficiary, such designation will be automatically revoked upon the divorce of the Participant and former Spouse.

8.2.3   Form and Method of Designation. A Beneficiary designation must be made on such form and in accordance with such rules as may be prescribed for this purpose by the Administrator. A Beneficiary designation will be effective (and will revoke all prior designations) if it is received by the Administrator (or if sent by mail, the post-mark of the mailing is) prior to the date of death of the Participant. The Administrator may rely on the latest Beneficiary designation on file (or if an effective designation is not on file may direct that payment be made pursuant to the default provision of the Plan) and will not be liable to any person making claim for such payment under a subsequently filed designation or for any other reason.

8.2.4   Default Designation. If a Beneficiary designation is not on file, or if a Beneficiary designation is revoked by divorce or otherwise and a new designation is not on file at death, or if no designated Beneficiary survives the Participant, the Beneficiary will be the estate of the Participant.

8.3   SUCCESSOR BENEFICIARY. If the primary Beneficiary dies prior to complete distribution of the benefits under Section 8.1.2, the remaining Account balance will be paid to the contingent Beneficiary elected by the Participant in the form of a lump sum payable as soon as administratively practicable after the primary Beneficiary's death is established. If there is no surviving contingent Beneficiary, the lump sum will be paid to the estate of the primary Beneficiary.

ARTICLE IX

CONTRACTUAL OBLIGATIONS AND FUNDING

9.1   CONTRACTUAL OBLIGATIONS.

9.1.1   <u>Obligations of Employer</u>. The Plan creates a contractual obligation on the part of the Company and each Participating Affiliate to provide benefits as set forth in the Plan with respect to:

(a)   Participants who are employed with the Company or that Participating Affiliate;

(b)   Participants who were employed with the Company or that Participating Affiliate prior to Termination of Employment; and

(c)   Beneficiaries of the Participants described in (a) and (b).

A Participating Affiliate is not responsible for (and has no contractual obligation with respect to) benefits payable to a Participant who is or was employed with the Company or another Participating Affiliate. If a Participant is employed with two or more employers (the Company and a Participating Affiliate, or two or more Participating Affiliates, etc.), either concurrently or at different times, each will be responsible for the benefit attributable to Elective Deferral Credits and Company Matching Credits made while the Participant was employed with that employer, adjusted for Earnings Credits.

9.1.2   <u>Guarantee by Company</u>. The Company will guarantee and assume secondary liability for the contractual commitment of each Participating Affiliate under Section 9.1.1.

9.2   OBLIGATIONS UPON OCCURRENCE OF A FUNDING EVENT. The Company will establish a "rabbi" trust to fund benefits payable under the Plan. However, neither the Company nor any Participating Affiliate will have any obligation to fund such trust except upon the occurrence of a Funding Event, and then, the Company and each Participating Affiliate will be obligated to immediately deposit into the trust an amount equal to the then current balance of the Accounts of all Participants with respect to which it has a contractual obligation under Section 9.1.1.

The above notwithstanding, neither the Company nor any Participating Affiliate will transfer or contribute any funds during any "restricted period," as defined in Code § 409A(b)(3)(B), to any rabbi trust established under this Section 9.2. If any funds are transferred or contributed during a restricted period and the Company certifies in writing that such transfer or contribution was disallowed under this provision, the funds will be deemed to have been transferred or contributed under a mistake of fact and will be returned to the Company or the Participating Affiliate, along with any earnings allocable to such funds, regardless of whether the rabbi trust's terms establish it as revocable or irrevocable.

A rabbi trust established to fund benefits may be revocable (in whole or in part) at any time prior to a Change in Control. The assets of any rabbi trust hereby established will not be held or transferred outside of the United States, and the trust will not have any other feature that would result in a transfer of property being deemed to have occurred under Code § 409A (for example, there will be no funding obligation or restrictions on assets in connection with a change in financial health of the Company or any Affiliate).

ARTICLE X

AMENDMENT AND TERMINATION OF PLAN

The Company may amend or terminate the Plan at any time and for any reason; provided that, during the twenty-four (24) months immediately following a Change in Control, the amendment or termination of the Plan will require the written consent of a majority of the Participants who would be affected by such amendment or termination of the Plan. However, such written consent will not be required if the Company makes a good faith determination that either the amendment is required by law or the failure to adopt the amendment would have an adverse tax consequence to the Participants affected by such amendment. In no event may an amendment or termination of the Plan reduce the balance or the vested portion of the balance of the Account of any Participant or Beneficiary.

If the Company terminates the Plan, the date of such termination will be treated as a Termination of Employment for the purpose of calculating benefits and the Company will pay to each Participant the benefits such Participant would be entitled to receive under Article VII except that such termination benefits will be paid in a single lump sum payable on the last day of the month following the month in which termination of the Plan occurs.

ARTICLE XI

ADMINISTRATION/CLAIMS PROCEDURES

11.1   ADMINISTRATION.

11.1.1   <u>Administrator</u>. The Company is the Administrator of the Plan with authority to control and manage the operation and administration of the Plan and make all decisions and determinations incident thereto. Action on behalf of the Company as Administrator may be taken by any of the following:

(a)   Its Board of Directors (or a committee thereof).

(b)   Its Chief Executive Officer.

(c)   Its Benefit Plans Committee.

(d)   Any individual, committee, or entity to whom responsibility for the operation and administration of the Plan is allocated to by action of one of the above.

11.1.2   <u>Third-Party Service Providers.</u> The Administrator may from time to time contract with or appoint a recordkeeper or other third-party service provider for the Plan. Any such recordkeeper or other third-party service provider will serve in a nondiscretionary capacity and will act in accordance with directions given and/or procedures established by the Administrator.

11.1.3   <u>Rules of Procedure</u>. The Administrator may establish, adopt or revise such rules and regulations as it may deem necessary or advisable for the administration of the Plan.

11.2   CLAIMS PROCEDURE

11.2.1   <u>Claims Procedure</u>. If a Participant or Beneficiary does not feel as if he/she has received full payment of the benefit due such person under the Plan, the Participant or Beneficiary may file a written claim with the Administrator setting forth the nature of the benefit claimed, the amount thereof, and the basis for claiming entitlement to such benefit. The Administrator will determine the validity of the claim and communicate a decision to the claimant promptly and, in any event, not later than ninety (90) days after the date of the claim. The claim may be deemed by the claimant to have been denied for purposes of further review described below in the event a decision is not furnished to the claimant within such ninety (90) day period. If additional information is necessary to make a determination on a claim, the claimant will be advised of the need for such additional information within forty-five (45) days after the date of the claim. The claimant will have up to one hundred and eighty (180) days to supplement the claim information, and the claimant will be advised of the decision on the claim within forty-five (45) days after the earlier of the date the supplemental information is supplied or the end of the one hundred and eighty (180) day period.

A claim for benefits which is denied will be denied by written notice setting forth in a manner calculated to be understood by the claimant:

(a)   The specific reason or reasons for the denial;

(b)   A specific reference to any provisions of the Plan (including any internal rules, guidelines, protocols, criteria, etc.) on which the denial is based;

(c)   A description of any additional material or information that is necessary to process the claim; and

(d)   An explanation of the procedure for further reviewing the denial of the claim (including applicable time limits and a statement of the claimant's right to bring a civil action under ERISA § 502(a) following an adverse determination on review).

11.2.2 <u>Review Procedures</u>. Within sixty (60) days after the receipt of a denial on a claim, a claimant or his/her authorized representative may file a written request for review of such denial. Such review will be undertaken by the Administrator and will be a full and fair review. The claimant will have the right to review all pertinent documents. The Administrator will issue a decision not later than sixty (60) days after receipt of a request for review from a claimant unless special circumstances, such as the need to hold a hearing, require a longer period of time, in which case a decision will be rendered as soon as possible but not later than one hundred and twenty (120) days after receipt of the claimant's request for review. The decision on review will be in writing and will include specific reasons for the decision written in a manner calculated to be understood by the claimant with specific reference to any provisions of the Plan on which the decision is based.

11.2.3 <u>Arbitration</u>. Any claim, dispute or other matter in question of any kind relating to this Plan which is not resolved by the claims procedures will be settled by arbitration in accordance with the employment dispute resolution rules of the American Arbitration Association. Notice of demand for arbitration will be made in writing to the opposing party and to the American Arbitration Association within a reasonable time after the claim, dispute or other matter in question has arisen. In no event will a demand for arbitration be made after the date when the applicable statute of limitations would bar the institution of a legal or equitable proceeding based on such claim, dispute or other matter in question. The decision of the arbitrator(s) will be final and may be enforced in any court of competent jurisdiction.

The arbitrator(s) may award reasonable fees and expenses to the prevailing party in any dispute hereunder and will award reasonable fees and expenses in the event that the arbitrator(s) find that the losing party acted in bad faith or with intent to harass, hinder or delay the prevailing party in the exercise of its rights in connection with the matter under dispute.

11.3   INDEMNIFICATION. The Company and the Participating Affiliates jointly and severally agree to indemnify and hold harmless, to the extent permitted by law, each director, officer, and employee against any and all liabilities, losses, costs, or expenses (including legal fees) of whatsoever kind and nature that may be imposed on, incurred by, or asserted against such person at any time by reason of such person's services in the administration of the Plan, but only if such person did not act dishonestly, or in bad faith, or in willful violation of the law or regulations under which such liability, loss, cost, or expense arises.

11.4   EXERCISE OF AUTHORITY. The Administrator and any person who has authority with respect to the management, administration or investment of the Plan may exercise that authority in its/his/her full discretion. This discretionary authority includes, but is not limited to, the authority to make any and all factual determinations and interpret all terms and provisions of this document (or any other document established for use in the administration of the Plan) relevant to the issue under consideration. The exercise of authority will be binding upon all persons; and it is intended that the exercise of authority be given deference in all courts of law to the greatest extent allowed under law, and that it not be overturned or set aside by any court of law unless found to be arbitrary and capricious, or made in bad faith.

11.5   TELEPHONIC OR ELECTRONIC NOTICES AND TRANSACTIONS. Any notice that is required to be given under the Plan to a Participant or Beneficiary, and any action that can be taken under the Plan by a Participant or Beneficiary (including enrollments, changes in deferral percentages, loans, withdrawals, distributions, investment changes, consents, etc.), may be by means of voice response or other electronic system to the extent so authorized by the Administrator.

ARTICLE XII

MISCELLANEOUS

12.1 **NONASSIGNABILITY.** Neither the rights of, nor benefits payable to, a Participant or Beneficiary under the Plan may be alienated, assigned, transferred, pledged or hypothecated by any person, at any time, or to any person whatsoever. Such interest and benefits will be exempt from the claims of creditors or other claimants of the Participant or Beneficiary and from all orders, decrees, levies, garnishments or executions to the fullest extent allowed by law.

12.2 **WITHHOLDING.** A Participant must make appropriate arrangements with the Company or Participating Affiliate for satisfaction of any federal, state or local income tax withholding requirements and Social Security or other employee tax requirements applicable to the payment of benefits under the Plan. If no other arrangements are made, the Company or Participating Affiliate may provide, at its discretion, for such withholding and tax payments as may be required, including, without limitation, by the reduction of other amounts payable to the Participant.

12.3 **SUCCESSORS OF THE COMPANY.** The rights and obligations of the Company under the Plan will inure to the benefit of, and will be binding upon, the successors and assigns of the Company.

12.4 **EMPLOYMENT NOT GUARANTEED.** Nothing contained in the Plan nor any action taken hereunder will be construed as a contract of employment or as giving any Participant any right to continued employment with the Company.

12.5 **GENDER, SINGULAR AND PLURAL.** All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require. As the context may require, the singular may be read as the plural and the plural as the singular.

12.6 **CAPTIONS.** The captions of the articles, paragraphs and sections of this document are for convenience only and will not control or affect the meaning or construction of any of its provisions.

12.7 **VALIDITY.** In the event any provision of the Plan is held invalid, void or unenforceable, the same will not affect, in any respect whatsoever, the validity of any other provisions of the Plan.

12.8 **WAIVER OF BREACH.** The waiver by the Company of any breach of any provision of the Plan will not operate or be construed as a waiver of any subsequent breach by that Participant or any other Participant.

12.9 **NOTICE.** Any notice or filing required or permitted to be given to the Company or the Participant under this Agreement will be sufficient if in writing and hand-delivered, or sent by registered or certified mail, in the case of the Company, to the principal office of the Company, directed to the attention of the Administrator, and in the case of the Participant, to the last known address of the Participant indicated on the employment records of the Company. Such notice will be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Notices to the Company may be permitted by electronic communication according to specifications established by the Administrator.